NEWS RELEASE

October 27, 2011	Release 15-2011

CHINESE COIN ADDS DEPTH TO YUKON’S HISTORY

WHITEHORSE YUKON – In June 2011, James Mooney, a cultural resource specialist with Ecofor Consulting Limited, made an exciting discovery while leading a team doing heritage impact assessment work for Western Copper and Gold Corporation (“Western Copper and Gold”) (TSX:WRN, NYSE Amex:WRN). On the proposed Freegold Road Extension to the Casino copper-gold-molybdenum deposit, one of his team members unearthed a Chinese coin minted between 1667 and 1671. The coin adds to the body of evidence that the Chinese market connected with Yukon First Nations through Russian and coastal Tlingit trade intermediaries during the late 17th and 18th centuries and perhaps as early as the 15th century.

The Chinese coin was found within the Selkirk First Nation traditional territory on the historic Dyea to Fort Selkirk trade route. Mooney says, “I was less than a metre from our archaeologist Kirby Booker when she turned over the first shovel of topsoil and I caught sight of something dangling from the turf. It was the coin – the neatest discovery I’ve ever been part of.”

Research shows that Chinese coins were common along the Northwest Coast of present-day North America, brought back by Russians when they traded furs to the Chinese in exchange for their goods. The Russians traded goods such as tobacco, tea, beads, firearms, iron implements, kettles, needles, clothing and flour directly with the Tlingit in exchange for furs: sea otter, fur seal, fox, beaver, lynx and marten.

The Tlingit tightly controlled direct trade with the interior First Nations by controlling access to the Chilkoot Pass, one of the few entry points through the coastal mountains to the interior. Mooney says that the location of the find, on a promontory overlooking a river and creek tributary, is a likely place for a traveler to have rested or camped between Dyea and Fort Selkirk.

Although common on the coast, only three Chinese coins have been found in Yukon to date. The coins are round with a square hole in the centre but the one found by Ecofor stands apart because it has four additional small holes above each corner of the central square. Mooney says, “The extra holes could have been made in China - coins were sometimes nailed to a gate, door or ridgepole for good luck. Alternatively, First Nations might have made the extra holes to attach them to clothing. They used the coins as decoration or sewed them in layers like roofing shingles onto hide shirts to protect warriors from arrow impacts.”

Paul West-Sells, President & Chief Operating Officer of Western Copper and Gold says, “Heritage resource assessments are an important part of the environment and socio-economic baseline work of any project, and Casino is no exception. It's satisfying that the work we're doing to support development of the Casino project is also contributing to the understanding of Yukon's heritage."

Contact Information
James Mooney	Julie Kim
Cultural Resource Specialist	Manager, Corporate Communications
Ecofor Consulting Ltd.	Western Copper and Gold Corporation
867-668-6600	604 684 9497
james@ecofor.ca	info@westerncopperandgold.com

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Backgrounder – Chinese Coins in Yukon Three Chinese coins have been found in Yukon to date. All three coins are of traditional Chinese design - round with a square hole in the centre.

•	Summer 2011: Ecofor archeologist Kirby Booker finds a Chinese coin minted between 1667-1671.
•	Summer 2011: Matrix archeologist Todd Kristensen finds a Chinese coin dated between 1724-1735 on the Kwanlin Dun sponsored Michie-M’Clintock Watershed Heritage Inventory.
•	Summer 1993: Heritage North Consulting Services archaeologist Keary Walde finds a Chinese coin dated between 1403-1424.

Three Coins – Three Trails: One Very Old Story

•	First Nation Trade
	o	The coins found in 2011 by Ecofor and Matrix Consulting Ltd. point to the Russian trade with coastal Tlingit First Nations, who in turn traded with Interior Athapaskan First Nations. One coin was located near Marsh Lake and the other along the proposed Freegold Road Extension.
	o	The coin found in 1993 by Keary Walde was found in a travel corridor near an overland gold rush trail by Beaver Creek. However this coin was found in an archaeological setting and was likely brought into the interior before the Klondike Gold Rush.

References

Cast Chinese Coins by David Hartill. Trafford Publishing 2005.
Crossroads of Continents by William Fitzhugh and Aaron Crowell. Smithsonian Institute Press 1988.
The Tlingit Indians by George Thorton Emmons, edited with additions by Frederica de Laguna. Vancouver: Douglas & McIntyre. 1991.
Attachments: Photos by Ecofor and Government of Yukon.

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